UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from_____to_____

Commission File Number 1-3526

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY
30 Ivan Allen Jr. Boulevard, NW
Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page

EXHIBITS	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 and 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6–14
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011—	15
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	16
SIGNATURE	17

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	- Consent of Babush, Neiman, Kornman & Johnson, LLP

    BNKJ

Babush, Neiman, Kornman & Johnson, LLP
Certifed Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
The Southern Company Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia
June 19, 2012

5909 Peachtree Dunwoody Road · Suite 800 ·  Atlanta ·  GA ·  30328 ·  Phone: 770.261.1900 ·  Fax: 770.261.1901 ·  www.bnkj.com

The Southern Company Employee Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
ASSETS

Participant-directed investments at fair value	$ 4,703,488,863	$ 4,316,926,140

Receivables
Notes receivable from participants	99,916,879	98,752,691
Receivables for securities sold	2,514,084	184,992
Accrued interest	40	259
Total Receivables	102,431,003	98,937,942

Cash	2,380,184	2,936,427

NET ASSETS AVAILABLE FOR BENEFITS	$ 4,808,300,050	$ 4,418,800,509

See notes to financial statements.

The Southern Company Employee Savings Plan

Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2011

ADDITIONS

Contributions from participants	$ 148,155,111
Contributions from participant rollovers	4,613,527
Contributions from employers	78,109,554
Net appreciation in fair value of investments	445,987,225
Interest and dividends	113,630,765
Interest on participant loans	3,563,496

TOTAL ADDITIONS	794,059,678

DEDUCTIONS

Benefits paid to participants or beneficiaries	(403,662,970)
Administrative expenses and other	(897,167)

TOTAL DEDUCTIONS	(404,560,137)

NET INCREASE	389,499,541

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	4,418,800,509

End of Year	$ 4,808,300,050

See notes to financial statements.

The Southern Company Employee Savings Plan

Notes to Financial Statements

A.             DESCRIPTION OF THE PLAN

General. The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan and other documents relating to the Plan for more complete information.

The Plan is a defined contribution plan administered by The Southern Company Benefits Administration Committee (the “Committee”), as designated in the Plan. The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Southern Company Services, Inc. (the “Plan Sponsor”), Southern Communications Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively, referred to as the “Employing Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “IRC”).

Plan Administration. The trustee and recordkeeper of the Plan are Bank of America, N.A. (formerly, Merrill Lynch Bank & Trust Co., FSB) (the “Trustee”) and Merrill Lynch, Pierce, Fenner & Smith, Inc., respectively.

Participation. Employees meeting certain criteria, as defined by the Plan, may elect to participate in the Plan immediately after the employee's first day of employment as of the first day of the payroll period.

Contributions. Participants may elect to contribute total before-tax, Roth after-tax, or regular after-tax contributions of up to 25% of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time. Contributions are subject to certain IRC limitations. Participants also may contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts.

The Employing Companies' contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2011, the Employing Companies contributed, on behalf of the participants, an amount equal to 85% of each participant's contribution, up to 6% of eligible compensation. The Board of Directors reserves the right to discontinue or change the Employer Matching Contributions at any time; however, it has not expressed any intent to make any changes at the present time.

Notes to Financial Statements (Continued)

Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant's investment elections, and charged with certain administrative expenses and any withdrawals and allocations of Plan losses based on the participant's investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options. Participants' contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time.

Vesting. Participants are immediately vested in the total value of their accounts - both employee and Employer Matching Contributions.

Notes Receivable from Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing rates as determined by the Committee. The term of the loan may not be less than 12 months or more than 58 months. However, if the loan is to be used to purchase a principal residence, the term of the loan may be up to 15 years. Generally, principal and interest are paid ratably through payroll deductions. Participants also may repay an outstanding loan in full at any time.

Payment of Benefits. Upon retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's account or annual installments over a period of up to 20 years or may defer the distribution of the account.  However, the participant must begin receiving payments by April 1 of the calendar year following the later of the calendar year in which the participant reaches age 70 ½ or terminates with the Company. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.

Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company's common stock credited to the participant's account as of the record date of the dividend. The dividends payable on the shares of the Company's common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant's account in shares of the Company's common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year which includes such payable date. A participant's

Notes to Financial Statements (Continued)

election to receive cash distributions of dividends payable on the Company's common stock is revoked automatically upon his or her death.

B.             SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Units of common collective trust funds (“CCTs”) are reported at the net asset value of units held by the Plan at year-end, as determined by the Trustee. The net asset value of units in the CCTs is determined by the Trustee based on the fair market value of the underlying assets.  See Note D for further discussion of fair market measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payments of Benefits. Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $3,171,166 and $3,834,687 as of December 31, 2011 and 2010, respectively.

Notes to Financial Statements (Continued)

Administrative and Investment Management Fees. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant directed brokerage option are charged to the participant making the trade.

In addition, investment management fees for all funds, except Company common stock, are charged to Plan assets.

Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets.

New Accounting Pronouncement. In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04 (ASC 2011-04), Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”).  ASC 2011-04 amended Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. GAAP and IFRSs.  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change the particular principle in ASC Topic 820.  In addition, ASC 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The Plan’s management is currently evaluating the effects that the provisions of ASC 2011-04 will have on the Plan’s financial statements.

C.             INVESTMENTS

The Plan's investments, at fair value, that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Southern Company Common Stock	$2,609,157,264	$ 2,195,515,237
BlackRock Money Market Fund	677,690,443	*
Vanguard Institutional Index Fund	591,368,712	*
ML Retirement Preservation Trust Fund	*	740,686,895
Merrill Lynch Small Cap Index Plus Trust	*	236,098,094
Merrill Lynch Equity Index Trust Tier 10	*	593,920,982

*Investment was less than 5% in the respective year

Notes to Financial Statements (Continued)

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

Southern Company Common Stock	$ 462,706,849
Common Collective Trust Funds	5,484,849
Self-Directed Accounts
Common and Preferred Stock	(17,469,144)
Mutual Funds	(4,863,621)
Other	128,292
$ 445,987,225

D.       FAIR VALUE MEASUREMENT

ASC Topic 820 provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities inputs (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Notes to Financial Statements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011.

	Level 1	Level 2
December 31, 2011
Southern Company Common Stock	$ 2,609,157,264	$ -
Vanguard Institutional Index Fund	591,368,712	-
BlackRock Money Market Fund (1)	-	677,690,443
Southern Co BlackRock Russell 2000 Index Fund (2)	-	235,372,274
Southern Co BlackRock EAFE Equity Index Fund (3)	-	156,047,139
Northern Trust Collective Aggregate
Bond Index Fund (Tier Two) (4)	-	195,331,568
Self-directed investments
Other Mutual Funds	57,141,890	-
Common and Preferred Stocks	118,742,551	-
Money Market Funds and CDs	59,820,595	-
Other	2,816,427	-

Total	$ 3,439,047,439	$ 1,264,441,424

1.
This fund invests in high quality, short-term debt securities known as money market instruments.  There are currently no redemption restrictions on this investment. The fair value of the investment has been estimated using the net asset value per share.

2.
This is a unitized fund specific to the Company in which a majority of assets are invested within the BlackRock Russell 2000 Index Fund.  This fund seeks to match the performance of the Russell 2000 Index by investing in a diversified sample of stock that make up the index. There are currently no redemption restrictions on this investment. The fair value of the investment has been estimated using the net asset value per share.

3.
This is a unitized index fund specific to the Company in which a majority of assets are invested within the BlackRock EAFE Equity Index Fund. This fund seeks to match the performance of the Morgan Stanley Capital Internal (MSCI) Europe Australasia Far East (EAFE) Index by investing in stocks that make up that index. There are currently no redemption restrictions on this investment. The fair value of the investment has been estimated using the net asset value per share.

4.
This fund is a common/collective trust fund that is designed to hold a portfolio representative of the overall United States bond and debt market, as characterized by the Barclays Capital Aggregate Index. There is a 30 calendar day repurchase restriction on this investment. The fair value of the investment has been estimated using the net asset value per share.

Notes to Financial Statements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010.

	Level 1	Level 2

December 31, 2010
Southern Company Common Stock	$ 2,195,515,237	$ -
Merrill Lynch Equity Index Trust Tier 10	-	593,920,982
ML Retirement Preservation Fund	-	740,686,895
Merrill Lynch Small Cap Index Plus Trust	-	236,098,094
Blackrock Enhanced International Trust	-	170,051,582
Northern Trust Collective Aggregate
Bond Index Fund Tier N	-	164,980,556
Self-directed investments
Other Mutual Funds	52,538,574	-
Common and Preferred Stocks	115,900,082	-
Money Market Funds and CDs	44,689,271	-
Other	2,544,867	-

Total	$ 2,411,188,031	$ 1,905,738,109

E.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by BlackRock, Inc., a company in which the Trustee holds a substantial but not majority ownership interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 56,365,462 and 57,429,119 shares, respectively, of common stock of the Company at a fair value of $2,609,157,264 and $2,195,515,237, respectively, with a cost basis of $2,211,032,234 and $1,955,758,406, respectively. During the year ended December 31, 2011, the Plan recorded related dividend income of $107,703,939.

F.  PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue Employer Matching Contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants are 100% vested in their accounts.

Notes to Financial Statements (Continued)

G.         FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated May 22, 2012 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan Sponsor and the Committee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

H.         SUBSEQUENT EVENT

The Company has evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued.

I.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants as of December 31, 2011 and 2010 in the amount of $3,171,166 and $3,834,687, respectively, are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010

Net Assets Available For Benefits per financial statements	$ 4,808,300,050	$ 4,418,800,509
Less: Amounts allocated to withdrawing participants	(3,171,166)	(3,834,687)
Net Assets Available For Benefits per Form 5500	$ 4,805,128,884	$ 4,414,965,822

Notes to Financial Statements (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011 to the Form 5500:

Benefits paid to participants or beneficiaries per financial statements	$ 403,662,970
Add: Amounts allocated to withdrawing participants 2011	3,171,166
Less: Amounts allocated to withdrawing participants 2010	(3,834,687)
Benefits paid to participants per Form 5500	$ 402,999,449

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i
Plan Sponsor's EIN: 63-0274273
Plan Number: 002

The Southern Company Employee Savings Plan

Schedule of Assets (Held at End of Year)

(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor, or similar party	collateral, par or maturity value	Cost	value

*	The Southern Company	Common stock	**	$ 2,609,157,264
*	BlackRock	BlackRock Money market fund	**	677,690,443
*	BlackRock	Southern Company BlackRock Russell 2000 Fund - Cash	**	235,372,274
*	BlackRock	Southern Company BlackRock EAFE Equity Index Fund - Cash	**	156,047,139
	Vanguard	Vanguard Institutional Index Plus Fund	**	591,368,712
	Northern Trust	Northern Trust Collective Aggregate Bond Index Fund (Tier Two)	**	195,331,568
	Various	Self-directed account	**	238,521,463
*	Participant loans	Interest rates range from 4.0% to 10.0% with maturity dates through 2022	0	99,916,879
	TOTAL			$ 4,803,405,742

*	Party-in-interest
**	Cost information is not required as all investmements are participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

                 /s/Stacy R. Kilcoyne
Stacy R. Kilcoyne, Chair
The Southern Company Benefits
Administration Committee

June 19, 2012